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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*


                         DATATRAK INTERNATIONAL, INC.
               (formerly Collaborative Clinical Research, Inc.)
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   238134100
                                (CUSIP Number)


                                August 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ] Rule 13d-1(b)
     [  ] Rule 13d-(c)
     [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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  CUSIP No. 238134100                   13G                  Page 2 of 5 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   HEARTLAND ADVISORS, INC.

                   #39-1078128

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                   WISCONSIN, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            233,575

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             860,354

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      860,354
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IA

------------------------------------------------------------------------------

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CUSIP NUMBER 238134100                                         Page 3 Of 5 Pages

Item 1.
     (a) Name of Issuer:  DataTRAK International, Inc.
         --------------


     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
                 20600 Chagrin Boulevard
                 Cleveland, OH 44122

Item 2.
     (a) Name of Person Filing:  Heartland Advisors, Inc.
         ---------------------


     (b) Address of Principal Business Office:
         ------------------------------------
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI 53202


     (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
         -----------

     (d) Title of Class of Securities:  Common Stock
         ----------------------------

     (e) CUSIP Number:  238134100
         ------------

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-
        ---------------------------------------------------------------------
        2(b) or (c), check whether the person filing is a:
        -------------------------------------------------

  (a)_____ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

  (b)_____   Bank as defined in Section 3(a)(6) of
             the Act (15 U.S.C. 78c).

  (c)_____ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d)_____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)  X     An investment adviser in accordance with (S) 240.13d-
     -----   1(b)(1)(ii)(E);


  (f)_____   An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F).

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  (g)_____  A parent holding company or control person in accordance with
            (S)240.13d-1(b)(ii)(G);

  (h)_____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (I)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)_____  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to (S)240.13d-1(c), check this box [ ].


Item 4. Ownership.
        ---------

     (a) Amount beneficially owned:
         -------------------------
         860,354 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

     (b) Percent of Class:
         ----------------
         13.1%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No such account is known to have such an interest relating to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

        Not Applicable.


Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

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Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10. Certification.
         -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    September 3, 1999

                    HEARTLAND ADVISORS, INC.

                    By:   PATRICK J. RETZER
                           Patrick J. Retzer
                           Senior Vice President